www.linkedin.com/in/delivering
(LinkedIn)

## Top Skills

Revenue Analysis
New Business Development
International Sales

# Jamie Goulding

Start-ups, High Growth Sales & becoming a better leader... a day at a time
Bali, Indonesia

## Summary

A skilled and adaptable salesperson with eight years of proven sales experience in various environments, working in B2B and B2C across various verticals.

Most recently, I built PANGEA's sales business from scratch, creating a team of 6 and selling hundreds of thousands of products in our first year through long-term worldwide partnerships.

Previously, I worked in Singapore selling Macro Economic research to C-suite executives. In the first year, a 101% sales target was achieved, coming top of the Singapore sales team and setting a company monthly sales record in the Singapore office.

In my two years in London, I was the first sales team member, where I was consistently the top performer, helping to take the company from Seed to Series A.

\\ Skilled in Growth, Outreach strategy, Closing, Sales negotiation, Sales copywriting, Email analytics, Cold-calling, Face to face pitching, Marketing, Salesforce/Hubspot, Market Research and English

A strong business development professional with a Business and Management Degree specialising in Marketing and Operations Management from the renowned Aston Business School, UK.

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## Experience

Momentor
Founder & CEO
June 2022 - Present (9 months)
Expert mentors can add tremendous value to your business and your life.

Momentor makes it easy and safe to connect with verified experts in 3 simple clicks.

We make finding a mentor much quicker, getting you talking to the experts that normally leave you unanswered. Our technology finds suited mentors across Linkedin, auto messages them, and then facilitates the call, in a safe and seamless experience.

## PANGEA
1 year 3 months

### Sales Director
August 2021 - March 2022 (8 months)
Bali, Indonesia

PANGEA Movement leverages market analytics and data to identify high-demand Outdoor products on e-commerce and replace them with unique ecological and carbon-negative alternatives that the market loves.
We launch them on Kickstarter, scale them online globally at high speed, and use part of the funds to stop ocean pollution and capture CO2.

Our products are based on sustainable supply chains and circular models that directly regenerate our planet with each purchase. The more PANGEA products our customers buy, the better for the environment.

50+ tons of trash cleaned from 11 countries with 1,500+ volunteers, 16 river trash barriers placed so far that stop 5 tons of trash per month before it enters our oceans, 2,700 mangrove trees planted, and counting!
On a mission to place 500 river barriers in 100 of the most polluting rivers of the world, organize 1 cleanup in each country of our planet, and plant 1M mangrove trees.

"Where some see trash we see treasure"
Our next goal is to recycle the plastic we prevent from entering our oceans into new products by innovating in material science and circular economy to close the PANGEA Positive Loop.

### Head Of Sales
January 2021 - August 2021 (8 months)
Bali, Indonesia

PANGEA is an ecological brand that implements circular economy models and sustainable supply chains to replace high-polluting consumer products with innovative ecological alternatives. We create high-performance, trash-negative and carbon-negative apparel and accessories for the outdoors.

We use part of the funds to clean our planet through community-led cleanups all around the world, and to place river barriers to stop ocean trash pollution. PANGEA is targeting exclusively the 1,000 most polluted rivers in the world to achieve the highest impact per river barrier. We started funding two barriers in Bali as an experiment, and expanded to the city of Padang in West Sumatra– home to 3 of the 1,000 rivers–and placed and operate 12 barriers to date.

Our Vision
Global brand and ecological movement that cleans the world through cleanups, waste management and preventing new trash creation.

Our Mission
To listen to other nature lovers and use their feedback to create the most innovative and ecological outdoor products in the world, that clean the planet more than they pollute.

We have been fully funded on Kickstarter and Indiegogo
We raised over USD $480,000 from 8,000 backers around the world

Our goal is to launch 9 more innovative sustainable products, and clean in 150 countries by the end of 2023!

Capital Economics
Business Development
January 2020 - February 2021 (1 year 2 months)
Singapore

Took charge of the Australia & New Zealand market.

Based in Singapore selling Macro Economic research to C-suite executives. In the first-year, 101% sales target achieved, coming 1st in Singapore sales team and setting a company record for a sales month in the Singapore office.

Capital Economics is the leading independent macroeconomics research consultancy. Our award-winning team of 70 experienced economists across 5 offices (London, New York, Toronto, Singapore and Sydney) provides macroeconomics, financial market and sectoral analysis, forecasts and consulting services.

## Weengs
New Business Manager
July 2017 - January 2020 (2 years 7 months)
London, United Kingdom

Weengs is a tech start-up revolutionising the way eCommerce retailers approach omni-channel order fulfilment.

Hired as the first sales employee post-seed round, I was responsible for the rapid growth, front line test and learn hypothesis mindset and building scalable acquisition channels for Weengs.

Responsibilities include:
- B2B sales & end-to-end funnel management
- Launching new products and initiatives
- Sales leadership and mentoring
- Designing CRM processes, workflows and acquisition tests across channels (Hubspot)

Achievements include:
- Top sales performer throughout achieving over £850k in new business over two years
- Brought in over 200 customers making up 30% of all new customers.
- Comfortable pitching to decision makers and developing relationships with over 300 face to face meetings with decision makers.

## Ski Basics
Chalet Host
December 2016 - April 2017 (5 months)
Meribel

Selected to work in the most elite 'plus' chalet starting at £7,000 per week

Ski Basics; exceptional skiing and excellent service.

Based exclusively in Meribel, our well located hand-picked chalets are complemented by an outstanding friendly and professional service. We take care of all the details so you can enjoy a stress-free ski holiday with real flexibility and an affordable price tag.

## JOE & THE JUICE
Barista
September 2016 - December 2016 (4 months)
London, United Kingdom

Establishing itself as the go-to place for health-conscious people who like their fresh-pressed juice served with a side of edgy.

Joe & The Juice sells coffee, tea, sandwiches, fresh juices, smoothies, and veggie shots made with organic ingredients and prepared on the premises.

Watch the casting video here: https://www.youtube.com/watch?v=agyQHXrbyTQ&feature=youtu.be

## Aquascutum
Suit Tailor and Sales Associate
November 2015 - November 2016 (1 year 1 month)
Birmingham, United Kingdom

Suit tailoring along with general selling of the items including the iconic Aquascutum trench coat range. For almost 160 years Aquascutum has played a key role in British fashion, from clothing officers in WW1 to dressing British royalty and movie stars. Aquascutum's heritage remains rooted in excellent British tailoring and to this day delivers an understated British elegance for both men and women.

## EyeforTravel
International Marketing Coordinator
July 2014 - July 2015 (1 year 1 month)

My role within the team was to support the team's efforts; to identify more potential customers, finalise any e-mails in terms of copy, make website changes, create potential customer lists from our database that we targeted in email marketing communication.

I was also in full control of the social media's interaction of the EyeforTravel brand which had substantial responsibly. My specific role gave me responsibility for the social media side to the EyeforTravel brand, that being Twitter, LinkedIn and the LinkedIn groups, Facebook page and Google+ account. I was able to increase our monthly social media following by 180% over 6 months using varied techniques. Along with that I was responsible for creating and sending out our weekly newsletter which is sent to over 20k followers. Smaller tasks included website changes, weekly and monthly analytic reports for our social media activity and uploading post conference material into our system ready to send to attendee's.

## FC Business Intelligence Ltd
International Marketing Coordinator - Internship
July 2014 - July 2015 (1 year 1 month)
London, United Kingdom

Here at FCBI, we bring people together. Our events are exactly that… our events. Each one is independent, impartial, and built from the ground up through extensive in-depth research, whether it's a tightly-focused niche-interest meeting, or a large-scale industry summit.

FCBI acts as a hub of knowledge. Our websites are the core of our activities. Each one offers a wealth of research-based articles about the areas we work in, created by a global network of expert contributors. It's not just dry news, either – we focus on editorial and opinion pieces to keep readers engaged as well as informed.

We produce and deliver information others can't. To help our clients determine their strategy, our teams research the most difficult business questions. Whether it's studies on the progress of emerging technologies, data on fast-moving markets, or updates on regulatory change, we're always up to speed.

## UNICEF
Aston University On Campus Committee
October 2013 - July 2014 (10 months)
Aston University

## Camp Winaukee
Wakeboard/Waterski Intructor
June 2013 - August 2013 (3 months)
Camp Winaukee

For three months I had the responsibility supervising boys aged 6-16. Role was Wakeboard/water-ski instructor as well as lifeguarding, planning and executing appropriate activities around camp from Baseball, American Football, Football and tennis along with many other activities.

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# Education

Aston Business School

Business & Management, Specialising in Marketing and Operations
Management · (2012 - 2016)

The Hermitage School
A level  · (2010 - 2012)

The Hermitage School
 · (2005 - 2012)